Management’s Discussion and Analysis for the quarter ended December 24, 2005

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its first quarter ended December 24, 2005. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 24, 2005 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2005, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. “EBITDA” refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec’s actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec’s continuous disclosure filings.

The information in this report is as at January 26, 2006, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Sales	888.8	904.1	957.9	834.2	809.8	-	-	-
Freight and sales deductions	107.7	100.0	108.4	97.2	96.1	-	-	-
Lumber duties	23.2	24.4	23.4	18.4	6.4	-	-	-
Cost of sales	731.3	717.7	753.1	683.5	695.3	-	-	-
SG&A	40.8	46.4	45.5	38.9	37.8	-	-	-
EBITDA	(14.2)	15.6	27.5	(3.8)	(25.8)	-	-	-
EBITDA Margin	(1.6)%	1.7%	2.9%	(0.5)%	(3.2)%	-	-	-
Depreciation & amortization	59.7	63.0	58.4	62.6	57.3	-	-	-
Unusual items	20.3	-	136.1	98.1	-	-	-	-
Operating loss	(94.2)	(47.4)	(167.0)	(164.5)	(83.1)	-	-	-
Interest, foreign exchange & other	(27.4)	6.2	13.4	18.9	20.6	-	-	-
Loss (gain) on translation of foreign debt	(54.6)	(16.7)	20.1	(73.6)	(6.2)	-	-	-
Pre-tax loss	(12.2)	(36.9)	(200.5)	(109.8)	(97.5)	-	-	-
Income taxes (recovery)	(11.4)	(10.7)	(58.1)	25.1	(22.6)	-	-	-
Minority interests	(0.1)	-	0.1	-	-	-	-	-
Net loss	(0.7)	(26.2)	(142.5)	(134.9)	(74.9)	-	-	-

OVERVIEW

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations.

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

SALES
					Volume
$ millions	September	December	Total	Price	& Mix
	2005	2005	Variance	Variance	Variance
Forest Products	300.8	298.0	(2.8)	(2.9)	0.1
Pulp	323.4	313.4	(10.0)	(8.8)	(1.2)
Paper	230.7	216.3	(14.4)	(2.8)	(11.6)
Chemical & Other	44.9	50.1	5.2	5.1	0.1
	899.8	877.8	(22.0)	(9.4)	(12.6)
Less : Intersegment sales	(65.6)	(68.0)	(2.4)
Sales	834.2	809.8	(24.4)

Sales decreased by $24.4 million over the prior quarter. Lower selling prices in all segments and reduced paper volumes generated the decline. Currency was unfavourable as the Canadian $ averaged US $0.852, up 2.5% from US $0.831 in the prior quarter.

EBITDA
					Cost
$ millions	September	December	Total	Price	& Volume
	2005	2005	Variance	Variance	Variance
Forest Products	(4.4)	17.4	21.8	(2.9)	24.7
Pulp	(1.7)	(31.8)	(30.1)	(8.8)	(21.3)
Paper	(1.4)	(12.4)	(11.0)	(2.8)	(8.2)
Chemical & Other	3.7	1.0	(2.7)	5.1	(7.8)
	(3.8)	(25.8)	(22.0)	(9.4)	(12.6)

The $22.0 million decrease in EBITDA was primarily attributable to the reduced financial performance of the Pulp and Paper segments, both of which experienced lower prices and higher costs, primarily energy related. The Forest Products segment provided a partial offset, as lower export duties and processing costs resulted in higher EBITDA.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION

The following table summarizes depreciation and amortization by component:
	$ millions
	September	December
	2005	2005
Fixed asset depreciation	57.9	55.5
Amortization of deferred development and pre-operating costs	1.1	1.8
Asset impairment	3.6	-
	62.6	57.3

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill.

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

UNUSUAL ITEMS

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Company’s existing facilities. However, the relatively poor markets of the last several years combined with the Company’s requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &
	Carrying	Other Closure	Total	Tax	Net
	Values	Costs	Pre-tax	Recovery	After-tax
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7
	92.9	5.2	98.1	(10.6)	87.5

At the end of the December 2005 quarter, the Company had unpaid severance and other closure costs totalling $10.8 million included in accounts payable and accrued liabilities. This amount is expected to be disbursed over the next several quarters.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	December
	2005	2005
Interest on indebtedness	32.8	32.8
Amortization of deferred gain on foreign exchange contracts	(21.6)	(20.5)
Derivative financial instruments loss (gain)	(9.4)	4.4
Other foreign exchange items	10.3	1.6
Loss on consolidation of foreign integrated subsidiaries	2.9	1.5
Other items	3.9	0.8
	18.9	20.6

Interest on indebtedness was relatively unchanged from the prior quarter. Approximately 93% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $.

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA handbook with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

		$ millions
	Opening		Ending
	Balance	Amortization	Balance

September 2005	60.0	(21.6)	38.4

December 2005	38.4	(20.5)	17.9

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions

March 2006	17.8
Thereafter	0.1
17.9

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

		$ millions
	Opening	Gain	Disbursements	Ending
September 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign exchange contracts	43.7	5.5	(49.0)	0.2
Market value of commodity related derivative financial instruments	5.8	3.9	(4.0)	5.7
	49.5	9.4	(53.0)	5.9

		$ millions
	Opening	Gain	Disbursements	Ending
December 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign exchange contracts	0.2	(0.2)	-	-
Market value of commodity related derivative financial instruments	5.7	(4.2)	(4.3)	(2.8)
	5.9	(4.4)	(4.3)	(2.8)

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

There was limited activity in the December 2005 quarter relating to foreign exchange contracts. The Company had sold its portfolio in the prior quarter, thereby generating $49.0 million in proceeds.

During the December 2005 quarter, the Company recorded a $4.2 million loss on commodity related derivative financial instruments, primarily lumber futures. Their decline in market value was driven by the increase in US $ lumber reference prices at the end of the December quarter. This is the opposite of what occurred in the prior quarter when lumber prices declined, resulting in a gain. Proceeds generated of $4.3 million were related to natural gas contracts, which were sold at the beginning of the quarter. The net negative market value of $2.8 million is included in accounts payable and accrued liabilities at December 24, 2005.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2005 quarter, the Company recorded a gain of $6.2 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.858. In the prior quarter, the Canadian $ had increased from US $0.811 to US $0.854, and the Company had recorded a gain of $73.6 million. The after-tax impact of the gain on translation of foreign denominated debt was $5.2 million or $0.06 per share as compared to the prior quarter after-tax gain of $61.3 million or $0.72 per share.

NET LOSS

The Company generated a net loss of $74.9 million or $0.88 per share compared to a net loss of $134.9 million or $1.58 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian Generally Accepted Accounting Principles (GAAP).

	September 2005 Quarter		December 2005 Quarter
	$ millions	$ per share	$ millions	$ per share

-Net loss as reported in accordance with GAAP	(134.9)	(1.58)	(74.9)	(0.88)
Specific items (after-tax):
Gain on translation of foreign debt	(61.3)	(0.72)	(5.2)	(0.06)
Derivative financial instrument loss (gain)	(6.3)	(0.07)	3.0	0.03
Amortization of deferred gain on foreign exchange contracts	(14.5)	(0.17)	(13.7)	(0.16)
Asset impairment	2.4	0.03	-	-
Unusual items	87.5	1.02	-	-
Net loss excluding specific items
- not in accordance with GAAP	(127.1)	(1.49)	(90.8)	(1.07)

DECEMBER 2005 QUARTER VS DECEMBER 2004 QUARTER

SALES
					Volume
$ millions	December	December	Total	Price	& Mix
	2004	2005	Variance	Variance	Variance
Forest Products	331.3	298.0	(33.3)	(8.8)	(24.5)
Pulp	347.4	313.4	(34.0)	(3.8)	(30.2)
Paper	232.5	216.3	(16.2)	7.4	(23.6)
Chemical & Other	50.7	50.1	(0.6)	(1.6)	1.0
	961.9	877.8	(84.1)	(6.8)	(77.3)
Less : Intersegment sales	(73.1)	(68.0)	5.1
Sales	888.8	809.8	(79.0)

Sales decreased by $79.0 million over the same quarter a year ago. Lower volumes in the Forest Products, Pulp and Paper segments generated substantially all of the decrease. Prices were similar to the prior quarter, with higher US $ reference prices being offset by a stronger Canadian $, which averaged US $0.852, an increase of 4% over US $0.818 in the same quarter of the prior year.

EBITDA
					Cost
$ millions	December	December	Total	Price	& Volume
	2004	2005	Variance	Variance	Variance
Forest Products	21.4	17.4	(4.0)	(8.8)	4.8
Pulp	(37.1)	(31.8)	5.3	(3.8)	9.1
Paper	(0.6)	(12.4)	(11.8)	7.4	(19.2)
Chemical & Other	2.1	1.0	(1.1)	(1.6)	0.5
	(14.2)	(25.8)	(11.6)	(6.8)	(4.8)

The $11.6 million decrease in EBITDA was driven primarily by the lower profitability of the Paper segment, which experienced higher manufacturing costs, primarily for energy.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION

The following table summarizes depreciation and amortization by component:
	$ millions
	December	December
	2004	2005
Fixed asset depreciation	57.5	55.5
Amortization of deferred development and pre-operating costs	2.2	1.8
	59.7	57.3

There were no significant variances from the same quarter of the prior year.

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

UNUSUAL ITEM

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount includes a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The disbursement of the latter amount should occur over the next several quarters. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

At the end of the December 2005 quarter, the Company had unpaid severance and other closure costs totalling $10.8 million included in accounts payable and accrued liabilities. This amount is expected to be disbursed over the next several quarters.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	December	December
	2004	2005
Interest on indebtedness	31.7	32.8
Amortization of deferred gain on foreign exchange contracts	(42.6)	(20.5)
Derivative financial instruments loss (gain)	(19.2)	4.4
Other foreign exchange items	6.5	1.6
Loss (gain) on consolidation of foreign integrated subsidiaries	(0.8)	1.5
Other items	(3.0)	0.8
	(27.4)	20.6

Interest on long-term debt declined by $0.6 million primarily as a result of the stronger Canadian $. Approximately 93% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $1.7 million has the Company is currently making greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the December 2004 and 2005 quarters:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

December 2004	156.3	(42.6)	113.7
December 2005	38.4	(20.5)	17.9

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions

March 2006	17.8
Thereafter	0.1
17.9

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the December 2004 and 2005 quarters:

	$ millions
	Opening	Gain	Disbursements	Ending
December 2004 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	104.9	17.4	(23.9)	98.4
Market value of commodity related
derivative financial instruments	9.4	1.8	(7.9)	3.3
	114.3	19.2	(31.8)	101.7

	$ millions
	Opening	Gain	Disbursements	Ending
December 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance
Market value of outstanding foreign
exchange contracts	0.2	(0.2)	-	-
Market value of commodity related
derivative financial instruments	5.7	(4.2)	(4.3)	(2.8)
	5.9	(4.4)	(4.3)	(2.8)

There was limited activity in the December 2005 quarter relating to foreign exchange contracts. The Company had sold its portfolio in the September 2005 quarter. During the December 2004 quarter, the Company recorded a gain of $17.4 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.813. The Company received $23.9 million of proceeds relating to contracts that expired in the quarter.

During the December 2005 quarter, the Company recorded a $4.2 million loss on commodity related derivative financial instruments, primarily lumber futures. Their decline in market value was driven by the increase in US $ lumber reference prices that occurred at the end of the quarter. Proceeds generated of $4.3 million were related to natural gas contracts, which were sold at the beginning of the quarter. The net negative market value of $2.8 million is included in accounts payable and accrued liabilities at December 24, 2005.

DECEMBER 2005 QUARTER VS SEPTEMBER 2005 QUARTER

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2005 quarter, the Company recorded a gain of $6.2 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.858. In the comparable period a year ago, the Canadian $ had increased from US $0.784 to US $0.813, and the Company had recorded a gain of $54.6 million. The after-tax impact of the gain on translation of foreign denominated debt was $5.2 million or $0.06 per share as compared to the prior year after-tax gain of $45.7 million or $0.53 per share.

NET LOSS

The Company generated a net loss of $74.9 million or $0.88 per share compared to a net loss of $0.7 million or $0.01 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP.

	December 2004 Quarter		December 2005 Quarter
	$ millions	$ per share	$ millions	$ per share
Net loss as reported
- in accordance with GAAP	(0.7)	(0.01)	(74.9)	(0.88)
Specific items (after-tax):
Gain on translation of foreign debt	(45.7)	(0.53)	(5.2)	(0.06)
Derivative financial instruments loss (gain)	(12.9)	(0.15)	3.0	0.03
Amortization of deferred gain on
foreign exchange contracts	(28.8)	(0.34)	(13.7)	(0.16)
Unusual item	14.2	0.17	-	-
Net loss excluding specific items
- not in accordance with GAAP	(73.9)	(0.86)	(90.8)	(1.07)

FOREST PRODUCTS

	Quarterly Results
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial
Sales ($ millions) (1)	331.3	360.8	360.6	300.8	298.0	-	-	-
EBITDA ($ millions)	21.4	19.5	18.5	(4.4)	17.4	-	-	-
Shipments
SPF lumber (mmfbm)	367.9	372.3	375.5	348.3	356.0	-	-	-
OSB (mmsf - 1/16")	364.0	385.4	375.8	362.6	372.5	-	-	-
Reference Prices
Western SPF KD std &
better (US$ per mfbm)	328	393	353	321	318	-	-	-
KD #2 & better delivered
G.L. (US$ per mfbm)	406	462	425	396	391	-	-	-
KD stud delivered G.L.
(US$ per mfbm)	398	462	428	396	378	-	-	-
OSB - north central
(US$ per msf - 1/16" basis)	37	52	43	43	45	-	-	-
(1) Includes intersegment sales eliminated on consolidation

December 2005 Quarter vs September 2005 Quarter

The Forest Products segment generated EBITDA of $17.4 million on sales of $298.0 million. This compares to negative EBITDA of $4.4 million on sales of $300.8 million in the prior quarter. Sales were comparable to the prior quarter with lower SPF prices offset by higher SPF volumes and OSB prices. US $ reference prices for random lumber decreased by approximately US $4 per mfbm while stud lumber decreased by US $18 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.852, up 2.5% from US $0.831 in the prior quarter. The net effect was a decrease in EBITDA of $5.1 million or $14 per mfbm. Higher selling prices for OSB increased EBITDA by $3.4 million. Margins in SPF lumber were positively impacted by lower processing costs and lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $6.4 million, compared to $18.4 million in the prior quarter. The charge for the quarter includes a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. Since May 2002, the Company has incurred $316.7 million of duties, which remain subject to the resolution of the softwood lumber dispute.

FOREST PRODUCTS

December 2005 Quarter vs December 2004 Quarter

The Forest Products segment generated EBITDA of $17.4 million on sales of $298.0 million. This compares to EBITDA of $21.4 million on sales of $331.3 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber accounted for $17.6 million of the $33.3 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $13.9 million. US $ reference prices for random lumber were down by approximately US $12 per mfbm, while the reference price for stud lumber declined by US $20 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 4% higher versus the US $. As a result, the average selling price of SPF lumber declined by $33 per mfbm from the year ago quarter, decreasing EBITDA by $11.9 million. Higher OSB prices increased EBITDA by $2.9 million. SPF lumber margins were also impacted by the lower volumes and higher manufacturing costs, with lower lumber export duties providing an offset. During the quarter, countervailing and antidumping duties totalled $6.4 million, down from $23.2 million incurred in the December 2004 quarter. The charge for the most recent quarter includes a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits.

The following table summarizes duties expensed and remitted since May 2002.

		$ millions
	C$	C$	US$
	Duties Expensed	Duties remitted	Duties remitted
Fiscal 2002	28.3	25.2	15.7
Fiscal 2003	81.2	73.8	50.8
Fiscal 2004	111.4	106.3	80.9
Fiscal 2005	89.4	91.4	73.2
Fiscal 2006 - 1 quarter	6.4	18.7	16.0
	316.7	315.4	236.6

PULP

	Quarterly Results
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial
Sales ($ millions) (1)	347.4	347.0	354.8	323.4	313.4	-	-	-
EBITDA ($ millions)	(37.1)	4.3	9.8	(1.7)	(31.8)	-	-	-
Shipments
Paper pulp (000's tonnes)	430.9	396.7	399.1	389.3	397.4	-	-	-
Specialty pulp (000's tonnes)	85.2	89.9	83.7	77.9	69.0	-	-	-
Internal (000's tonnes)	25.7	24.7	27.5	25.4	29.2	-	-	-
Total	541.8	511.3	510.3	492.6	495.6	-	-	-
Reference Prices
NBSK - delivered US
(US$ per tonne)	630	670	653	623	638	-	-	-
NBSK - delivered N. Europe
(US$ per tonne)	602	640	613	587	600	-	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	462	520	557	550	553	-	-	-
(1) Includes intersegment sales eliminated on consolidation

December 2005 Quarter vs September 2005 Quarter

The Pulp segment generated negative EBITDA of $31.8 million on sales of $313.4 million for the quarter ended December 2005 compared to negative EBITDA of $1.7 million on sales of $323.4 million in the September 2005 quarter. The $10.0 million decline in sales was driven by lower prices in both paper and specialty pulps. While US $ reference prices increased over the prior quarter, currency offset the increase as the Canadian $ averaged US $0.852, up 2.5% from US $0.831. The net price effect was a decrease of $18 per tonne, reducing EBITDA by $9.1 million. EBITDA was also negatively impacted by higher manufacturing costs, primarily driven by higher energy costs and increased production curtailments. Total downtime in the December quarter was 45,600 tonnes, compared to 35,700 tonnes in the prior quarter.

December 2005 Quarter vs December 2004 Quarter

The Pulp segment generated negative EBITDA of $31.8 million on sales of $313.4 million for the quarter ended December 2005, compared to negative EBITDA of $37.1 million on sales of $347.4 million in the December 2004 quarter. The $34.0 million decrease in sales was due to lower sales volumes of all grades of pulp. The prior year quarter had seen strong demand and record shipments. While US $ reference prices for NBSK pulp were similar to those of a year ago, high yield pulp reference prices were up by US $91 per tonne. Prices were negatively affected by a stronger Canadian $, which averaged 4% higher versus the US $. The net price effect was a decrease of $8 per tonne, lowering EBITDA by $4.1 million. The lower revenues were partially offset by lower manufacturing costs, primarily resulting from a more favourable exchange rate on the French pulp mills’ Euro costs. Total downtime in the quarter was 45,600 tonnes compared to 48,100 tonnes in the year ago quarter.

PAPER
			Quarterly Results
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial
Sales ($ millions)	232.5	224.9	254.7	230.7	216.3	-	-	-
EBITDA ($ millions)	(0.6)	(9.4)	(1.7)	(1.4)	(12.4)	-	-	-
Shipments
Newsprint (000's tonnes)	124.9	112.0	129.6	122.7	123.3	-	-	-
Coated paper (000's tonnes)	66.0	65.2	66.1	65.6	61.6	-	-	-
Specialty papers (000's tonnes) (1)	73.4	71.5	79.6	60.6	53.2	-	-	-
Total	264.3	248.7	275.3	248.9	238.1	-	-	-
Reference Prices
Newsprint - 48.8 gram
East coast (US$ per tonne)	567	571	589	612	627	-	-	-
Coated #5 - 40 lb
(US$ per short ton)	775	790	838	880	880	-	-	-
15 pt. Bleached Coated
Board (US $ per short ton)	930	930	937	950	780	-	-	-
(1) Includes coated bleached board shipments

December 2005 Quarter vs September 2005 Quarter

The Paper segment generated negative EBITDA of $12.4 million on sales of $216.3 million. This compares to negative EBITDA of $1.4 million on sales of $230.7 million in the prior quarter. Sales decreased by $14.4 million primarily as a result of lower shipments. The decline in specialty paper shipments relates to the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices for newsprint increased by US $15 per tonne while reference pricing was unchanged for other grades. However, the stronger Canadian $, which averaged US $0.852, up 2.5% from US $0.831 in the prior quarter, more than negated the improvement in newsprint prices. The net price effect was a decrease of $12 per tonne, reducing EBITDA by $2.8 million. Manufacturing costs were negatively impacted by higher energy costs, which increased by $8.7 million over the prior quarter. Total downtime in the December quarter was 3,500 tonnes, down from 12,700 tonnes in the prior quarter.

December 2005 Quarter vs December 2004 Quarter

The Paper segment generated negative EBITDA of $12.4 million on sales of $216.3 million. This compares to negative EBITDA of $0.6 million on sales of $232.5 million in the same quarter a year ago. The $16.2 million decrease in sales results from lower shipments of specialty and coated papers, partially offset by higher newsprint and coated paper prices. The decline in specialty paper shipments relates primarily to the permanent closure of the 68,000 tonne per year St. Raymond, Quebec, paper mill, which occurred in May 2005, and the permanent closure of the 80,000 tonne per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however this was partially offset by a stronger Canadian $, which averaged 4% higher versus the US $. The net price effect was an increase of $31 per tonne, increasing EBITDA by $7.4 million. Manufacturing costs increased significantly, primarily for energy and chemicals. The higher costs were partially mitigated by a more favourable exchange rate on the St. Francisville, Louisiana coated paper mill’s US $ costs. Total downtime in the December quarter was 3,500 tonnes compared to 7,100 tonnes in the year ago period.

FINANCIAL POSITION

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Net debt / total capitalization	49.0%	52.3%	55.8%	58.8%	62.0%	-	-	-
EBITDA / interest on
indebtedness (times)	(0.4)	0.5	0.8	(0.1)	(0.8)	-	-	-
Cash flow from (used by)
operations before working
capital changes ($ millions)	(25.8)	17.9	(11.1)	6.4	(54.2)	-	-	-
Net fixed asset additions ($ millions)	(33.1)	(29.6)	(36.7)	(45.6)	(24.0)	-	-	-
Free cash flow (negative) ($ millions)	(58.9)	(11.7)	(47.8)	(39.2)	(78.2)	-	-	-

Cash flow from operations before working capital changes for the first quarter of fiscal 2006 was negative $54.2 million, a $28.4 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $27.5 million decline in proceeds from derivative financial instruments. There were no proceeds in the current quarter as the Company had disposed of substantially all of its foreign exchange derivative instruments in the September 2005 quarter. For the period ended December 2005, non-cash working capital items used $10.8 million, as compared to $17.3 million provided by the same items in the prior year. After allowing for net fixed asset additions of $24.0 million, “free cash flow” for the December 2005 quarter was negative $78.2 million versus a negative amount of $58.9 million a year ago. The Company defines free cash flow as “cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions”.

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the December 2005 quarter, net fixed asset additions totalled $24.0 million compared to $33.1 million in the prior year. The amount spent is equal to 43% of fixed asset depreciation and 3.0% of sales.

During the first quarter of the prior year, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 25, 2004, a purchase discount of $0.5 million was credited to contributed surplus. Pursuant to its normal course issuer bid, the Company may repurchase an additional 4,280,811 shares to October 18, 2006. In light of relatively low margins and the Company’s focus on maximizing liquidity, it is unlikely that additional share repurchases will occur in the upcoming quarters.

Net debt to total capitalization stood at 62.0% at December 2005, an increase from 58.8% as at September 2005. The negative free cash flow of $78.2 million generated the majority of the increase. During the December 2005 quarter, debt increased by $3.5 million in relation to the Company’s proportionate share of the Temlam joint venture debt. The funds were used to construct a laminated veneer lumber facility in Amos, Quebec. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a satisfactory resolution of the lumber trade dispute, including refund of deposits, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In December 2004, S&P lowered its long-term corporate credit and senior unsecured debt ratings from BB- (negative outlook) to B (stable outlook). In June 2005, S&P changed the outlook from stable to negative. In September 2005, S&P reduced the rating to CCC+ (negative outlook). In January 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings from Ba3 (negative outlook) to B2 (stable outlook). In May 2005, Moody’s lowered the rating to B3 (stable outlook). In February 2005, DBRS reduced its senior unsecured debt ratings from BB (low) (stable trend) to B (high) (negative trend). In October 2005, DBRS reduced its rating to B (low) (negative trend).

FINANCIAL POSITION

At the end of December 2005, Tembec had cash, temporary investments and derivative financial instruments of $32.3 million plus unused operating lines of $98.9 million. At September 2005, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $56.7 million and unused operating lines of $211.6 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	Sept	Dec
	2005	2005
Canadian operations	161.4	65.6
US operations	6.2	4.7
French operations	34.1	21.6
Proportionate share of joint ventures	9.9	7.0
	211.6	98.9

The Company has in place a three-year committed facility of $150 million. As of the end of the December quarter, the amount available on this facility (borrowing base) was $123.7 million, of which $50.4 million was unused. The Company anticipates that the borrowing base will gradually increase in the next several months, reflecting the normal seasonal increase of timber inventories. The facility is secured by receivables and inventory. The Company also has in place a three-year committed facility of $200 million, secured by receivables and inventory. As of the end of the December 2005 quarter, the amount available on this facility (borrowing base) was $195.6 million, of which $15.2 million was unused.

The federal government has recently announced a $800 million loan guarantee assistance program for companies that are being adversely affected by lumber export duties, which are currently being held illegally by the U.S. Preliminary indications are that the Company would qualify for $40 million of such loan guarantee assistance. The Company believes it will be able to finalize the required agreements and obtain the funds in the near term.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2005				Fiscal 2006
		Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Cash return on capital
employed (1)		(1.2)%	1.3%	2.3%	(0.3)%	(2.2)%	-	-	-
Return on capital employed (1)		2.5%	(0.5)%	(14.9)%	(14.9)%	(7.2)%	-	-	-
Return on equity (1)		(0.2)%	(8.9)%	(52.2)%	(56.6)%	(35.3)%	-	-	-
Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	-	-	-
Book value per share ($)		13.93	13.63	11.97	10.40	9.53	-	-	-
Foreign exchange:
1 C$ = US$	- average	0.818	0.815	0.804	0.831	0.852	-	-	-
	- period end	0.813	0.823	0.811	0.854	0.858	-	-	-
1 Euro = US$	- average	1.293	1.314	1.262	1.221	1.189	-	-	-
	- period end	1.353	1.295	1.210	1.205	1.186	-	-	-
1 Euro = C$	- average	1.580	1.612	1.570	1.470	1.396	-	-	-
	- period end	1.664	1.573	1.492	1.411	1.383	-	-	-
(1) % returns for each quarter have been annualized.

The relatively poor results were driven by a stronger Canadian $, higher energy costs and significant production curtailments in our pulp business. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.86 range. The price of purchased fossil fuels, primarily natural gas, reached an unprecedented level in the December 2005 quarter, increasing our costs by nearly $20 million when compared to the same period a year ago. However, since the beginning of January, natural gas prices have decreased and we expect purchased energy costs to be lower in the next quarter. The pulp business is also improving and we expect that downtime will be significantly reduced in the March quarter. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s aggressive cost reduction program. The recent mill closures as well as the restructuring of our coated paper operations in St. Francisville, Louisiana are expected to improve the Company’s future profitability. The Company continues to work for a timely resolution of the lumber dispute with the United States and a refund of monies deposited.

Liquidity at the end of December 2005 was $131 million. It is anticipated that this amount will be reduced in the March quarter based on seasonal inventory increases and required interest payments. The Company continues with its efforts to generate between $100 million and $150 million of additional funds through several initiatives. The Company remains confident it will be successful in obtaining these funds and will disclose these events as they unfold.